Exhibit 17.1
ManTech
International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033-3300

George J. Pedersen
Chairman of the Board
Chief Executive Officer

27 December 2011

Mr. Jerome Feldman
Chairman of the Board
GSE Systems
120 White Plains Road
Tarrytown, NY 10591

Dear Jerry:

As I have indicated recently I find it necessary to submit my resignation from the Board of Directors of GSE Systems.  I have reached a point where I will be unable to devote the appropriate amount of time to GSE in the future in order to prepare for the board meetings and to participate in a proper manner as Chairman of the Board of Directors Compensation Committee.

As you know, ManTech International has grown very significantly over these past years and I find that the time required to meet my obligations as Chairman of the Board and Chief Executive Officer of a $3B company does not allow me to continue membership on the board.

I hereby submit my resignation effective December 31st.  I have enjoyed my involvement over the years particularly in the international business and advanced technology endeavors that were so significant to GSE.  I wish everyone the best.

MANTECH INTERNATIONAL CORPORATION

/s/ George J. Pedersen
George J. Pedersen
Chairman of the Board & CEO

Cc:           GSE Systems Board of Directors